                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ___) *

                        COMPOSITE TECHNOLOGY CORPORATION
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   20461S108
                                 (CUSIP Number)

                              C. WILLIAM ARRINGTON
                      C/O COMPOSITE TECHNOLOGY CORPORATION
                      18881 VON KARMAN AVENUE, SUITE 1630
                            IRVINE, CALIFORNIA 96212
                                 (949) 756-1091

                                WITH A COPY TO:
                               J. THOMAS COOKSON
                             HOLLAND & KNIGHT, LLP
                              701 BRICKELL AVENUE
                              MIAMI, FLORIDA 33131
                                 (305) 374-8500
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                NOVEMBER 3, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



---------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  20461S108                   13D

------------------------------------------------------------------------------------------------------
      1        Names of Reporting Person
               SS or ISA Identification Nos. of Above Person             C. William Arrington

------------------------------------------------------------------------------------------------------
      2        Check the Appropriate Box if a Member of a Group*
                                                                                               (a) [ ]
                                                                                               (b) [ ]
------------------------------------------------------------------------------------------------------
      3        SEC use only


------------------------------------------------------------------------------------------------------
      4        Source of Funds*

                        PF
------------------------------------------------------------------------------------------------------
      5        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                                                                                                   [ ]
------------------------------------------------------------------------------------------------------
      6        Citizenship or Place of Organization

                        United States
------------------------------------------------------------------------------------------------------
                             7       Sole voting power
   Number of shares
 beneficially owned by               19,850,512
 each reporting person
         with
------------------------------------------------------------------------------------------------------
                             8       Shared voting power
                                              --

------------------------------------------------------------------------------------------------------
                             9       Sole dispositive power
                                     19,850,512

------------------------------------------------------------------------------------------------------
                             10      Shared dispositive power
                                              --

------------------------------------------------------------------------------------------------------
     11        Aggregate Amount Beneficially Owned by Each Reporting Person

               19,850,512
------------------------------------------------------------------------------------------------------
     12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                                                   [ ]
------------------------------------------------------------------------------------------------------
     13        Percent of Class Represented by Amount in Row (11)

               31.0%
------------------------------------------------------------------------------------------------------
     14        Type of Reporting Person*
               IN

------------------------------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         Common Stock, par value $.001 per share (the "Common Stock"), of Composite Technology Corporation, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 18881 Von Karman Avenue, Suite 1630, Irvine, California 92612.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2.(a)        This Schedule 13D is filed by C. William Arrington.

         Item 2.(b)        The business address for Mr. Arrington is:
                           c/o Composite Technology Corporation
                           18881 Von Karman Avenue, Suite 1630
                           Irvine, California  96212

         Item 2.(c)        Mr. Arrington is President of the Issuer.

         Item 2.(d) and (e) Mr. Arrington (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years, and (ii) has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

         Item 2.(f)        Mr. Arrington is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Arrington acquired the securities of the Issuer beneficially owned by him through an exchange of his 1,290,000 shares of Transmission Technology Corporation common stock, par value $.001 per share (the "TTC Common Stock"), for 19,850,512 shares of Common Stock pursuant to that certain Agreement and Plan of Reorganization, dated as of November 3, 2001 (the "Agreement"), by and among Transmission Technology Corporation, certain of its stockholders and ElDorado Financial Group, Inc. (now known as Composite Technology Corporation).

ITEM 4.  PURPOSE OF TRANSACTION.

         The transaction was effected to enable the Issuer to acquire shares of TTC Common Stock in consideration of shares of Common Stock so that Transmission Technology Corporation would become a subsidiary of the Issuer. Transmission Technology Corporation has recently obtained an exclusive license for patent pending Composite Reinforced Aluminum Conductor technologies, which are new electrical transmission and distribution cable designs that are able to deliver more power (ampacity) than conventional cables in use today. The new cable is lighter than conventional cables using steel re-enforcing and has a higher ampacity rating thus allowing it to replace existing lines without structural modification of the tower systems while allowing more power to be transmitted.

         Also as of November 3, 2001, Glenn Little resigned as the President and Chief Financial Officer of the Issuer, and as a member of the Board of Directors of the Issuer. Matthew Blair resigned as Secretary and Treasurer but currently continues as a Director. Benton H Wilcoxon and Mr. Arrington became Chief Executive Officer and Secretary and President, respectively, of the Issuer. Pursuant to the Agreement, Mr. Wilcoxon and Mr. Arrington will be appointed to the Board of Directors and Mr. Blair will resign as a Director each effective 10 days after transmittal of an Information Statement on Schedule 14F-1 to the stockholders of the Issuer.

         In the ordinary course of business, Mr. Arrington from time to time reviews the performance of his investments and considers possible strategies for enhancing value. Although as part of his ongoing review of his investment in the Common Stock, Mr. Arrington is not currently exploring (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Issuer (other than as set forth in the Information Statement on Schedule 14F-1 to be transmitted to the stockholders of the Issuer and described in this Item 4 above); (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (i) any action similar to any of those enumerated above, he may in the future in connection with a review of his investment in the Common Stock from time to time explore a variety of alternatives, including without limitation the aforementioned actions. There is no assurance that Mr. Arrington will develop any plans or proposals with respect to any of the foregoing matters. Any alternatives which Mr. Arrington may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Mr. Arrington is the beneficial owner of 19,850,512 shares of Common Stock, which constitutes 31.0% of the outstanding Common Stock of the Issuer.

         Mr. Arrington has the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, 19,850,512 shares of Common Stock. Mr. Arrington has no shared power to vote or direct the vote, or dispose or direct the disposition of, shares of Common Stock.

         Other than the acquisition of capital stock resulting in this filing pursuant to the Agreement and referred to herein, Mr. Arrington has not effected any transactions in the capital stock of the Issuer in the past 60 days.

         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock which Mr. Arrington beneficially owns.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Arrington does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The Agreement was filed as an exhibit to the Issuer's Form 8-K filed with the Securities and Exchange Commission on November 16, 2001, and is incorporated herein by reference.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2001


                                             /s/ C. William Arrington
                                             ----------------------------------
                                             C. William Arrington